787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

Certain confidential information has been omitted from this letter pursuant to a request for confidential treatment under 17 C.F.R. § 200.83. The omitted portions of this letter, submitted separately to the Securities and Exchange Commission, are designated by the symbol “[*]”.

November 8, 2016

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fidelity National Information Services, Inc. Form 10-K for the fiscal year ended December 31, 2015 Filed February 26, 2016 Form 8-K filed July 26, 2016 File No. 01-16427

Dear Ms. Thompson:
On behalf of Fidelity National Information Services, Inc. (“FIS” or the “Company”), we hereby submit the following responses to the comment letter dated October 25, 2016, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K of Fidelity National Information Services, Inc. for the fiscal year ended December 31, 2015. To assist your review, we have retyped the text of those comments below.
Form 10-K for the Fiscal Year Ended December 31, 2015
(18) Segment Information, page 83

1.
We note in your response to comment 9, your statements that additional detail by business line is provided to the CODM regarding monthly financial results and that business line level detail is provided to the CODM to review monthly actual to budget and actual to forecast results. Please explain to us in more detail what additional business line detail is provided to the CODM and how he uses that information to assess performance and allocate resources. Please tell us how this more detailed financial information impacted your identification of your operating segments.

NEW YORK WASHINGTON HOUSTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS
in alliance with Dickson Minto W.S., London and Edinburgh

November 8, 2016

The CODM is provided a monthly 16 page executive summary of the Company’s financial performance (the “Monthly Report”). The Monthly Report constitutes the financial data that the CODM reviews with his segment managers. The Monthly Report also consists of the same level of segment financial information that the Company provides to its Board of Directors (the “Board Report”). In the Monthly Report and the Board Report, the revenue and profitability data discussed is at the reporting segment level, as directed by the CODM and in-line with the Company’s segment reporting structure. This is the level of detail used by the CODM in making investment or resource allocation decisions.
Behind the Monthly Report, the Company’s monthly financial reporting package also includes financial details that are at a solution or business line level. This package is distributed to a larger group of senior management, including the CODM. These additional details are the “additional detail by business line provided to the CODM” that is referenced in the Company’s response to comment 9 of the previous letter dated September 26, 2016. These additional financial details consist of revenue and adjusted EBITDA at the solution or business line level.
The CODM recently began the initial 2017 budget cycle by setting preliminary targets for each of the segment line leaders. Budget targets are being established for revenue, adjusted EBITDA, EBITDA margin, and capital spending. Separate targets are established for the International Banking and Payments (IB&P) operating segment and for the Institutional and Wholesale (I&W) operating segment. Each of the corresponding segment managers are responsible for then disseminating targets to lower levels within their respective businesses. The segment managers are responsible for achieving the budget targets and have wide discretion in how this is accomplished.
The Company believes it has correctly identified its operating segments for several reasons. The CODM drives resource allocations and makes operating decisions at the operating segment level, based on revenue, adjusted EBITDA, and capital spending information, which is the focus of the Monthly Report, as well as of the budget process. Growth expectations are determined at the reporting segment and are communicated to investors at those levels. Also, the Monthly Report is no more detailed than the Board Report.

2.
We note your response to comment 9. In order to help us understand how you met all the criteria within ASC 280-10-50-11 such that aggregation of your two operating segments within the GFS reportable segment was appropriate, please address the following:

•
Provide to us a more thorough analysis with respect to the products and services that your Institutional & Wholesale (“I&W”) and International Banking and Payments (“IB&P”) operating segments offer. Specific examples of the types of core products and services that are offered in these operating segments, irrespective of any potential cross selling opportunities you may leverage, would facilitate our review. In this regard, please explain to us in further detail the nature of the core underlying products and services that your personnel are providing in each of these two operating segments and how much such products and services are similar or dissimilar in nature as compared to your other operating segment. Refer to ASC 280-10-50-11a.

November 8, 2016

Both of these operating segments (I&W and IB&P) provide a broad range of solutions, largely focused on 1) back-office support, 2) technology solutions, and 3) technology related services including implementation, customization, and localization for customers in the financial services industry (primarily banks). The solutions of both of these operating segments are used to transact and record large volumes of financial transactions. For example, I&W offers solutions for post-trade derivatives, securities finance and risk management while IB&P offers solutions for deposit and loan accounting and for debit/electronic funds transfers.
Both I&W’s and IB&P’s core products and services share significant similarities, including focus on large, global financial institutions and/or international financial institutions, which in general demand best-of-breed, purpose-built solutions, which enable the processing of large volumes of financial transactions. In addition, IB&P customers include specialized firms that compete with divisions of large financial institutions, such as specialty lenders, credit card companies, and payments networks, just as I&W has customers that compete with the asset management or trading operations of large financial institutions. Both I&W and IB&P products and services require a high degree of customization and extensive implementation work, given the scale of the customers served and/or the geographic diversity of the customers’ markets, which drives a large professional services revenue component in the Company’s GFS segment.
In contrast, the Company’s IFS segment provides comprehensive solutions, combining deposit accounting, lending systems, channel systems, etc., into one highly integrated system, as domestic US community and regional financial institutions have demanded. The components of these integrated solutions are based on different core account systems and channel systems, which combine to serve IFS’s customer needs, but would not, as components or integrated systems, solve the needs of financial institutions in GFS’s markets. In response to industry trends, both IB&P and I&W within the Company’s GFS segment are evolving their solution sets to form more integrated technology and business process outsourcing solutions utilizing cloud or SaaS technologies, but presently, integrations for GFS customers are people-intensive, time-intensive projects, given the scale and complexity of the component solutions. The Company also notes that despite a trend toward outsourcing or third-party processing models, large financial institutions and international financial institutions still generally demand in-house software delivery models, often to be managed and run by their large in-house IT staff for both the institutional and wholesale markets as well as the retail divisions within the financial institutions.
In summary, the Company often describes the core business model of the IFS segment as “one to many,” reflecting the outsourced, integrated solutions provided to IFS customers, whereas the model of the GFS segment is described as “one to one” or “one to few,” reflecting the customization, purpose-built and often in-house nature of these customer relationships.

•
We would like to better understand how you concluded your I&W and IB&P operating segments were economically similar. Please provide us in tabular format your historical and projected revenues, gross margins, and adjusted EBITDA margins separately for each operating segment. Please provide the historical information for the last three fiscal years. Lastly, clarify for us how foreign currency exchange exposure (or adjustments) is affecting each operating segment. Refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C.

In addition to the economic analysis provided in the SEC comment letter response dated September 26, 2016, please find below additional context around the solution portfolios provided within each of the I&W and IB&P operating segments, including a tabular presentation with the requested information.
Note that both of these operating segments include broad portfolios of solutions and also are delivered through a broad range of delivery models including term software licenses/maintenance, perpetual software licenses/maintenance, SAAS and cloud solutions, implementation services, customization

November 8, 2016

services, business process outsourcing, Information Technology outsourcing, and a broad range of professional service offerings. Each of these operating segments frequently engages its customers in a highly customized solution deploying a range of the underlying solutions from within their portfolios. The diversity of offerings within each of the I&W portfolio and the IB&P portfolio creates wide variation in the solution economics within each of the underlying operating segments.
As described elsewhere in this letter, in 2016 the Company formally harmonized the sales and distribution practices under common leadership to cover both of these two operating segments. The Company also continues to further integrate additional processes and infrastructure, as well as to further cross-sell solutions from each of these operating segments across their customer bases. The Company anticipates all of these efforts will result in general convergence in profitability characteristics across the broader solution portfolios over the coming years.
Some of the primary economic similarities within the portfolios of each of the I&W and IB&P operating segments are:

•	A portfolio with a long list of underlying solution capabilities and over 50 solutions;

•	No significant concentration within one or two solutions within either operating segment;

•	Significant common overlapping ranges of profitability across the solution sets within each operating segment.

The Company also is providing below a comparison of the revenue, gross margin, and adjusted EBITDA margins for the last three fiscal years and the full year 2016 plan for I&W and IB&P. Note that the prior year information is presented on a pro forma combined basis, recognizing that the Company did not own the majority of the underlying solutions within the I&W operating segment prior to November 30, 2015 (the acquisition date of SunGard).
Management does not utilize gross margin as a decision tool. The Company does not provide that measure to management, its Board of Directors, or its investors to use in analyzing its performance. Instead, the Company measures management performance from a profitability and margin perspective utilizing adjusted EBITDA margin. The selection of criteria by which to evaluate economic similarities is a matter of judgment under ASC 280. The Company believes that using a measure that its management and Board do not consider would not be an appropriate exercise of that judgment.
Both I&W and IB&P are impacted by many different currencies with both the Euro and GBP representing the largest foreign currency exposures. Both segments also have overlap within an additional nine foreign currencies.

•
We note your CODM is provided monthly financial results by operating and reportable segment that includes revenue and adjusted EBITDA. Please explain to us why the CODM is provided revenue and adjusted EBITDA of the operating

November 8, 2016

segments within the GFS reportable segment and why that disaggregated information would not also be useful to analysts and investors.

The CODM, as well as many senior executives throughout the business, receive the same monthly financial reporting package. As described above, that package contains detail at many levels deeper than our operating and reporting segments. The CODM receives this lower level of detail as allowed by ASC 280 (since ASC 280 does not preclude the CODM from receiving more detailed data). However, the first part of the package constitutes the Monthly Report, which is an executive summary containing the critical details the CODM utilizes in driving most business decisions. The Monthly Report also is consistent with the nature and level of detail that the Company provides to the Board of Directors in the Quarterly Report.
The Company believes that the same reporting segment-level data that it provides to the CODM in the Monthly Report, as well as what it provides to the Board of Directors in the Quarterly Report, also is the most appropriate and understandable level of detail for analysts and investors to evaluate performance of the overall business. The I&W and IB&P segments are sufficiently similar across the relevant aggregation criteria that aggregating them into the GFS reporting segment, in line with how the CODM is making operating decisions, is consistent with the objectives of ASC 280 with regard to providing information to users of the financial statements.

•	Explain to us if there are any significant differences in the software development cycle and process for the I&W and IB&P operating segments. Refer to ASC 280-10-50-11b.
The Company does not have significant differences in the software development cycle and process between I&W and IB&P. The development work for both operating segments is impacted largely by 1) international regulatory requirements, 2) multi-currency and multi-language capabilities and localizations, and 3) platforms that often require significant customization. Both operating segments offer relatively mature technology solutions across the bulk of their respective portfolios; therefore development is focused on technology enhancements and added features/functionality.
Common development principles and processes are designed and used to complement and benefit each segment with research and development projects and product strategy. Additionally, there is a large amount of technology and human resource sharing across segments, and much of the development for these operating segments is performed at common locations.

•
Please provide a more thorough overview of the customers of your I&W and IB&P operating segments. In this regard, please explain how you evaluate and consider potential differences in customers or customer classes to the extent applicable. Refer to ASC 280-10-50-11c.

The Company’s GFS reporting segment targets its solutions largely toward global financial institutions, many of which purchase solutions from both the IB&P and the I&W operating segments. Citigroup, HSBC Holdings, Credit Suisse, Lloyds, and many other customers like them, all have both retail and institutional divisions within their businesses. They are strong candidates for solutions from both of these operating segments. Approximately 65% of our GFS reporting segment revenue comes from customers that actively purchase solutions from both our I&W and IB&P operating segments. In fact, of the largest 50 customers within our GFS segment, contributing more than half of our GFS revenues, 44 of them specifically purchase solutions from both our I&W and our IB&P operating segments. In addition, as noted in our discussion of products and services on pages 2-3, both I&W and IB&P serve large and/or international customers, which compete as stand-alone or specialized providers against the

November 8, 2016

divisions of large financial institutions (mutual fund complexes, hedge funds, private equity firms, credit card issuers, etc.). Also as noted above, these customers generally require extensive customization and implementation work, within the context of a complex financial institution subject to significant financial regulatory compliance burdens.
The Company also instituted in 2016 a dedicated International Sales & Distribution organization specifically responsible for sales and distribution covering both of these operating segments because of the inherent commonality of the customer bases, sales cycles, and implementation model.

•
With regard to the methods used to distribute products or provide services you state, “Both International Banking & Payments and Institutional & Wholesale operating segments are expected to move toward more integrated, hosted solutions over time as international markets continue to develop, and as leveraged solutions become more common.” Please explain in further detail what you mean by this statement and whether it is trying to convey there are differences present today between how the products or services are distributed among your I&W and IB&P operating segments. If so, explain to us such differences. Refer to ASC 280-10-50-11d.

As discussed above, the manner in which FIS’ customers purchase the solutions it provides and, therefore, the method of distribution, is a key differentiator between the IFS and GFS reporting segments. That is, the customers of GFS (both IB&P and I&W) typically purchase point solutions combined with significant related services in order to integrate those solutions into their “in-house” environments, while IFS customers more frequently tend to purchase pre-integrated technological solutions coupled with significant business process outsourcing services. The statement referenced above was intended to highlight the similarities in the targeted trends for the two operating segments going forward. Over the next several years, management expects customers in the IB&P and I&W segments to move from a more licensed or customized in-house development environment to a more fully integrated outsourced solution model that is similar to the “one-to-many” model in the IFS segment today.
The Company also maintains one common International Sales and Distribution team specifically to cover both the IB&P and the I&W operating segments to continue further harmonizing and integrating the distribution paths between these two operating segments.

•
Considering you conduct business in numerous countries, tell us whether there are any differences in the regulatory environments between I&W and IB&P operating segments. In this regard, tell us how you considered the foreign regulatory environments you operate in with regard to your assessment of the I&W and IB&P operating segments. Refer to ASC 280-10-50-11e.

FIS’ regulatory environment is governed largely by the same rules and requirements that apply to financial institutions. Each of the IB&P and I&W operating segments act as third party service providers to global financial institutions, and thus is subject to oversight and examinations by similar international regulatory regimes. FIS customers are also subject to local regulations in various locations around the world to which our software and solutions for both I&W and IB&P must be compliant.
*****************

November 8, 2016

FIS would appreciate receiving any further comments at the Staff’s earliest convenience. If you have any questions regarding this letter, please contact me at (212) 728-8088.
Very truly yours,

/s/ Robert S. Rachofsky

Robert S. Rachofsky

Enclosures

cc: James W. Woodall, FIS
Michael A. Nussbaum, FIS
Marc M. Mayo, FIS